Gray
Television, Inc.

May 21, 2009
VIA ELECTRONIC TRANSMISSION
Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gray Television, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 31, 2009 Form 10-Q for the quarter ended March 31, 2009 filed May 8, 2009 File No. 001-13796
Dear Mr. Spirgel:
Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated May 14, 2009 (the “Comment Letter”) with respect to the Annual Report on Form 10-K of Gray Television, Inc. (the “Company”) for the fiscal year ended December 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.
The Staff has requested that the Company respond to the Comment Letter within 10 business days or advise when it will provide the Staff with a response. We are currently drafting our response to the comments contained in the Comment Letter. We plan to provide you with our response over EDGAR on, or prior to, Monday, June 15, 2009.
If you have any questions or comments related to this response, please contact me by telephone at (404) 504-9828, fax (404) 261-9607 or email at jim.ryan@gray.tv.
Very truly yours,
Gray Television, Inc.

By:	/s/ James C. Ryan
James C. Ryan
Sr. Vice President and Chief Financial Officer

4370 Peachtree Road, NE * Atlanta, GA 30319
(404) 504-9828 * Fax (404) 261-9607